Exhibit 99.1

QIWI Revises Full-year 2015 Guidance

NICOSIA, CYPRUS – February 3, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced downward revisions to its previously announced full-year 2015 Adjusted Net Revenue guidance to a range of a 15% to 16% increase over 2014, down from its previous guidance of an 18% to 22% increase over 2014. In addition, QIWI is revising its previously announced full-year 2015 Adjusted Net Profit guidance to a range of a 16% to 18% increase over 2014, down from its previous guidance of an 18% to 22% increase over 2014.

The downward revision in the Company’s Adjusted Net Revenue guidance is primarily due to the continued economic recession in Russia as well as weak consumer demand pressured by high inflation and decreasing real income, which has resulted in performance that was lower than anticipated across certain market verticals, in particular e-commerce and money remittance. In the e-commerce market vertical, the Company expected to see a seasonal increase in demand from customers in accordance with trends observed in previous years that failed to materialize, particularly in physical e-commerce. In addition, the money remittance market vertical underperformed in terms of volumes as well as net revenue due to shifting migration trends and the termination of a few partnerships with counterparties and agents.

The downward revision in the Company’s Adjusted Net Profit guidance is primarily caused by the downward revision in the Company’s Adjusted Net Revenue guidance and a substantial increase in bad debt expense compared to the full year ended December 31, 2014, resulting from an increase in reserves for receivables from several of QIWI’s agents who have shown signs of financial instability.

“Notwithstanding the revised guidance and current challenging market environment, we maintain high levels of operating leverage and have kept our costs under control,” said Sergey Solonin, QIWI’s Chief Executive Officer. “Although we believe that 2016 will continue to be challenging we anticipate new opportunities ahead and continue to execute our strategy and offer our customers convenient and innovative products and services.”

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.7 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from approximately 57 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected total Adjusted Net Revenue, Adjusted Net Profit and Average Net Revenue Yield, expected costs, expected developments in our market verticals, and the economic environment in which the Company operates. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the continued deterioration of the economic environment in which the Company operates, a decline in Adjusted Net Revenue, Adjusted Net Profit and Average Net Revenue Yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com